EXHIBIT 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

June 23, 2010

First Franklin Corporation Board of Directors
Attn: Mr. John J. Kuntz, Chairman
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Jack:

Thank you for extending an invitation to us to make a presentation to members of your Board, management and financial advisory firm regarding the proposed acquisition of First Franklin Corporation by Lenox Wealth Management.   Unfortunately, scheduling conflicts will prevent us from presenting on the June 28th date that you propose.  If you could please propose alternative dates and times, so that we can schedule a mutually convenient time for our presentation, we would appreciate that courtesy.   We also would be grateful for your identification of the advisory firm that you have engaged, as well as a list of the names of everyone who you anticipate will attend the meeting.

In order for Lenox to deliver a presentation responsive to the subject matters you request we address, including the provision of a detailed pro forma financial analysis, we would like your help in continuing to respond to our requests for information related to First Franklin Corporation.   As you know, on March 25th we attempted to execute a books and records request at Franklin’s office.  As you are also aware from our correspondence dated April 5th and April 13th, the information provided was so limited in scope, and so heavily redacted, that it was of limited value.  We believe that the information we requested months ago is now relevant to our presentation to the Franklin Board regarding our offer.  Attached to this letter as Exhibit A is a list of items we are requesting or re-requesting, as the case may be, in this regard.

Additionally, since we provided our initial offer letter we have come to suspect that Franklin may be drastically understating its loan loss reserves.   This belief is supported by Franklin’s most recent Call Report data, indicating a $1.1 million increase in past due and non-accrual loans from prior quarter to $11.2 million.  Accordingly, we fear that Franklin’s $2.7 million loss allowance may be seriously underfunded.  We expect to address this matter in our presentation, including an offer by Lenox to hire a third party consultant to review the loan portfolio.

We concede that we were surprised, and a bit skeptical, to receive what we would consider the first indication from you that our offer would be given any meaningful consideration.    If you are truly interested in pursuing a potential transaction with Lenox, as your letter suggests, we expect that you will promptly provide the information we request.

I also want to take this opportunity to apologize for the delay in responding to your letter.  We listened to the shareholder comments during the annual meeting that were critical of our all-stock offer.  We have been evaluating this past week whether we were in a position to revise the offer based on that feedback.   Our conclusion was that we would like to review the information listed in Exhibit A before possibly proposing new terms which would address the shareholder concerns raised during the annual meeting.

We look forward to hearing from you with available dates and times and receiving the requested information.

Sincerely,

Jason D. Long
Vice President / Finance